UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                               Linkon Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.001 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    24231700
--------------------------------------------------------------------------------
                                 (CUSIP Number)

       Eric M. Lerner, Esq., c/o Rosenman & Colin LLP, 575 Madison Avenue,
                        New York, NY 10022 (212) 940-8800
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 March 18, 1999
      --------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box|_|.

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.      24231700
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1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       James Scibelli
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       N/A
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                    |_|

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
               7      SOLE VOTING POWER
 NUMBER OF
   SHARES             1,000,000 Shares (See Item 5 and 6)
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY     8      SHARED VOTING POWER
    EACH
 REPORTING            1,480,000 Shares (See Item 5 and 6)
   PERSON      -----------------------------------------------------------------
    WITH       9      SOLE DISPOSITIVE POWER

                      2,480,000 Shares (See Item 5 and 6)
               -----------------------------------------------------------------
               10     SHARED DISPOSITIVE POWER0

                      0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,480,000 Shares
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       18.35%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.      24231700

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Roberts & Green, Inc.
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       WC
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                    |_|

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       New York
--------------------------------------------------------------------------------
               7      SOLE VOTING POWER
  NUMBER OF
   SHARES             1,000,000 Shares
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY     8      SHARED VOTING POWER
    EACH
 REPORTING            0
   PERSON      -----------------------------------------------------------------
    WITH       9      SOLE DISPOSITIVE POWER

                      1,000,000 Shares
               -----------------------------------------------------------------
               10     SHARED DISPOSITIVE POWER

                      0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,000,000 Shares
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       7.4%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.      24231700

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       RG Capital Fund, LLC
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       WC
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                    |_|

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       New York
--------------------------------------------------------------------------------
               7      SOLE VOTING POWER
 NUMBER OF
   SHARES             0 Shares
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY     8      SHARED VOTING POWER
    EACH
 REPORTING            1,480,000 Shares
   PERSON      -----------------------------------------------------------------
    WITH       9      SOLE DISPOSITIVE POWER

                      1,480,000 Shares
               -----------------------------------------------------------------
               10     SHARED DISPOSITIVE POWER

                      0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,480,000 Shares
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       10.95%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.     Security and Issuer

            This statement relates to the shares of Common Stock, par value $.001 per share (the "Common Stock"), of Linkon Corporation (the "Company"), a corporation organized under the laws of the State of Nevada. The principal executive offices of the Company are located at 140 Sherman Street, Fairfield, Connecticut 06430.

ITEM 2.     Identity and Background

            (a) Pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this statement is being filed jointly by James Scibelli, an individual, Roberts & Green, Inc. ("Roberts & Green"), a corporation and RG Capital Fund, LLC ("RG"), a limited liability company. The individual and entities hereinabove set forth are collectively called the "Reporting Persons". Each Reporting Person expressly disclaims the existence of a "group" within the meaning of
            Section 13(d)(3) of the Exchange Act with the other Reporting Persons. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that the Reporting Persons constitute a "group" under Section 13(d)(3) of the Exchange Act.

            (b) - (c)

            JAMES SCIBELLI

            James Scibelli is principally employed as an investment banker, private investor and consultant. Mr. Scibelli's principal business address is One Hollow Lane, Suite 208, Lake Success, New York 11040.

            ROBERTS & GREEN, INC.

            Roberts & Green is a New York corporation that provides investment banking and financial advisory services. The principal business address of Roberts & Green is One Hollow Lane, Suite 208, Lake Success, New York 11040. Mr. Scibelli is the sole shareholder, sole director and sole officer of Roberts & Green.

            RG CAPITAL

            RG is a New York limited liability company that engages in investing of securities. The principal business address of RG is One Hollow Lane, Suite 208, Lake Success, New York 11040. The Managing Director of RG is SG Capital Corp., a New York corporation which principally functions as the Managing Director of RG. Mr. Scibelli is the sole shareholder, sole director and sole officer of SG Capital Corp. The principal business address of SG Capital Corp. is One Hollow Lane, Suite 208, Lake Success, New York 11040.

            (d) To the best knowledge of the Reporting Persons, during the last five years, none of the persons named in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) To the best knowledge of the Reporting Persons, during the last five years, none of the persons names in this Item 2 was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

            (f) Mr. Scibelli is a United States citizen.

ITEM 3.     Source and Amount of Funds or Other Consideration.

            Not applicable

ITEM 4.     Purpose of Transaction.

            The Reporting Persons do not have any present plans or proposals which relate to, or would result in, any of the matters describe in subsections (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.     Interest in Securities of the Issuer.

            (a) - (b)

            ROBERTS & GREEN, INC.

            Roberts & Green beneficially owns 1,000,000 shares of the Company's Common Stock comprising approximately 7.4% of the issued and outstanding shares of the Company's Common Stock, based on information received from the Company. All such shares are beneficially owned by Roberts & Green by virtue of its ownership of warrants (the "Warrants") to purchase 1,000,000 shares of the Company's Common Stock.

            Roberts & Green has the sole power to vote and dispose of all such shares.

            RG CAPITAL FUND, LLC

            After giving effect to the sale of 200,000 shares as reported in this filing, RG beneficially owns 1,480,000 shares of the Company's Common Stock comprising approximately 10.95% of the issued and outstanding shares of the Company's Common Stock, based on information received from the Company.

            RG shared power to vote and sole power to dispose of all such shares subject to certain restrictions, as described in Item 6 below.

            JAMES SCIBELLI

            Mr. Scibelli, by virtue of the fact that he is the sole shareholder, sole director and sole officer of Roberts & Green, has the sole power to vote and dispose of the shares of Common Stock held by Roberts & Green. Mr. Scibelli, by virtue of the fact that he is the sole shareholder, sole director and sole officer of SG Capital Corp., the Managing Director of RG, has the shared power to vote and sole power to dispose of the shares of Common Stock held by RG subject to certain limitations, as described in Item 6 below. As such, Mr. Scibelli beneficially owns 2,480,000 shares of the Company's Common Stock comprising approximately 18.35% of the issued and outstanding shares of the Company's Common Stock, based on information received from the Company.

            (c) On March 18, 1999, RG sold 200,000 shares of the Company's Common Stock at $1.25 per share.

            (d) Not applicable.

            (e) Not applicable.

ITEM 6. Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

            1. Each of the Warrants entitles Roberts & Green to purchase from the Company, at any time during the period commencing on April 6, 1998 through the close of business on October 6, 1999, one share of the Company's Common Stock at a price of $1.50, subject to certain adjustments and conditions set forth in the Warrant Certificate.

            2. Pursuant to the Registration Rights Agreement (the "Registration Rights Agreement"), dated as of April 6, among RG, Roberts & Green and the Company, the Company agreed to provide certain registration rights to Roberts & Green and RG, respectively, with respect to the shares of Common Stock into which the Warrants are convertible and the shares of Common Stock purchased by RG pursuant to the Subscription and Purchase Agreement, respectively.

            3. On March 11, 1998, Mr. Scibelli loaned 300,000 to the Company; the proceeds of the sale of shares have been applied to retire such indebtedness.

            4. On April 6, 1998, RG loaned $1,100,000 to the Company (the
            "Loan")

            5. Pursuant to the Subscription and Stock Purchase Agreement, dated as of April 6, 1998, between the Company and RG, RG has agreed to vote the shares owned by it in accordance with the recommendations of the Company's Board of Directors, until the earlier of such time as RG and its affiliates own less than 5% of the Common Stock or the Company is in breach of the agreements entered into with RG, including the note in respect of the Loan. In addition, RG has agreed (i) not to purchase additional shares of Common Stock in open market transactions, until such time as RG and its affiliates own less than 5% of the Common Stock and (ii) until April 6, 2000, subject to certain exceptions, not to dispose of any shares of Common Stock (x) other than in an underwriting offering or (y) in amounts greater than what would otherwise be permitted under Rule 144 of the Securities Act of 1933, in a private transaction or in a registered but non-underwritten transaction.

ITEM 7.     Material to be Filed as Exhibits

            1. Agreement, dated April 15, 1998 among the Reporting Persons relating to filing of a joint acquisition statement pursuant to Rule 13d-1(f)(1).*

            2.    Warrant Certificate, dated April 6, 1998.*

            3. Subscription and Stock Purchase Agreement, dated as of April 6, 1998.*

            4.    Registration Rights Agreement, dated as of April 6, 1998.*

            * Incorporated herein by reference to Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on April 15, 1998

      After reasonable inquiry, and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 19, 1999


                           By: /s/ James Scibelli
                               -------------------------
                               James Scibelli


                           ROBERTS & GREEN, INC.

                           By: /s/ James Scibelli
                               -------------------------
                               Name: James Scibelli
                               Title: President


                           RG CAPITAL FUND, LLC

                           By: SG Capital Corp.
                               its Managing Director

                           By: /s/ James Scibelli
                               -------------------------
                               Name: James Scibelli
                               Title: President

                                  Exhibit Index

Exhibit No.         Description
-----------         -----------

1. Agreement, dated April 15, 1998 among the Reporting Persons relating to the filing of a joint acquisition statement pursuant to Rule 13d-1(f)(1).*

2.                  Warrant Certificate, dated April 6, 1998.*

3. Subscription and Stock Purchase Agreement dated as of April 6, 1998, dated as of April 6, 1998.*

4.                  Registration Rights Agreement, dated as of April 6, 1998.*

* Incorporated herein by reference to Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on April 15, 1998.